Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-181299

May 17, 2012

Frontier Communications Corporation

Pricing Term Sheet

Issuer:	Frontier Communications Corporation
Security:	Senior Notes due 2021
Size:	$500,000,000
Maturity:	July 1, 2021
Coupon:	9.250%
Price:	100.00% of aggregate principal amount
Yield to maturity:	9.250%
Spread to Benchmark Treasury:	774 basis points
Benchmark Treasury:	3.125% due 5/15/2021
Benchmark Treasury Yield:	1.52%
Interest Payment Dates:	January 1st and July 1st, commencing January 1st, 2013
Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points
Settlement:	T+3; May 22, 2012
CUSIP:	35906AAL2
Underwriting discount:	1.875%
Proceeds to Frontier (before expenses):	$490,625,000

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